UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

KB Financial Group Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Amendment of the Convocation of Annual General Meeting of Shareholders of
Kookmin Bank for Fiscal Year 2009

On March 23, 2010, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group
Inc., announced an additional agenda item for its annual general meeting of shareholders for fiscal year 2009, which is scheduled to be held on March 25,
2010, as follows:

•Additional agenda item: Appointment of director(s) of Kookmin Bank
•Amended and restated list of agenda items following the addition of the new item:

  1) Approval of financial statements of Kookmin Bank (statements of financial condition, statements of income and statements of appropriation of retained earnings) for fiscal year 2009
  2) Amendment of the Articles of Incorporation of Kookmin Bank
  3) Approval of the aggregate remuneration limit for directors of Kookmin Bank
  4) Appointment of director(s) of Kookmin Bank

* Details regarding the appointment of director(s) of Kookmin Bank will be disclosed after they are finalized.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

Date: March 23, 2010	By:	/s/ Kap Shin
	Name:	Kap Shin
	Title:	Deputy President & CFO